Exhibit 99.1

RESULTS OF SCHEME MEETINGS

Nova Minerals Limited (Nova Minerals or the Company) (ASX: NVA, NASDAQ: NVA, NVAWW OTC: NVAAF, FSE: QM3) is pleased to announce that its shareholders (Shareholders) and holders of Nasdaq listed warrants (Listed Warrantholders) have voted, by the requisite majorities, in favour of the proposed schemes of arrangement between Nova Minerals and its Shareholders (Share Scheme) and Nova Minerals and its Listed Warrantholders (Warrant Scheme, and together with the Share Scheme, the Schemes) pursuant to which it is proposed that Nova Minerals Corp (US Holdco), will acquire all of Nova Minerals’ issued ordinary shares and listed warrants and become the new US holding entity of the Nova Minerals Group, as previously announced by Nova Minerals to ASX on 21 April 2026.

Voting Results

In summary:

■	for the Share Scheme:

●	98.88% of the votes cast by Shareholders were in favour of the Share Scheme;

●	87.29% of Nova Minerals Shareholders present, and voting (in person or by proxy, attorney or corporate representative) voted in favour of the Share Scheme.

■	for the Warrant Scheme:

●	99.89% of the votes cast by beneficial Listed Warrantholders were in favour of the Warrant Scheme; and

●	89.31% of beneficial Listed Warrantholders present, and voting (in person or by proxy, attorney or corporate representative) voted in favour of the Warrant Scheme.[1]

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), a detailed report of the proxies received and votes cast on the resolutions to approve the Schemes is attached to this announcement.

1 As Cede & Co is the sole registered Warrant Holder and holds warrants as bare nominee for The Depositary Trust & Clearing Corporaton, the beneficial holder account voting instructions cast at the meeting are shown.

Main Operations Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Corporate Suite 5, 242 Hawthorn Road, Caulfield, VICTORIA 3161, Australia Phone +61 3 9537 1238	www.novaminerals.com.au info@novaminerals.com.au ACN 006 690 348 NASDAQ: NVA | ASX: NVA

Next Steps

Although Nova Minerals’ Shareholder and Listed Warrantholder approval has been obtained, the Schemes remain subject to a number of conditions detailed in the Scheme Implementation Deed (a full copy of which is included as Annexure C to the Scheme Booklet, which is available on the ASX website at www.asx.com.au and on Nova Minerals’ website at https://novaminerals.com.au/), including:

●	the Supreme Court of New South Wales approving the Schemes at a hearing currently scheduled to occur at 9:15am (Sydney time) on Tuesday, 2 June 2026 (Second Court Hearing);

●	the independent expert not withdrawing or adversely modifying its conclusion that the Share Scheme is in the best interest of Shareholders and that the Warrant Scheme is in the best interest of Listed Warrantholders; and

●	the satisfaction or waiver of any remaining conditions precedent prior to the Second Court Hearing.

Subject to these remaining conditions being satisfied or waived, implementation of the Schemes is expected to occur on Tuesday, 16 June, 2026 (see indicative timetable below).

Notice of Second Court Hearing Date

The Second Court Hearing is currently scheduled to occur at 9:15am (Sydney time) on Tuesday, 2 June 2026 at the Supreme Court of New South Wales.

Indicative Timetable

The key dates and times for the Schemes are as follows (Sydney time unless otherwise indicated):

Second Court Hearing for approval of the Schemes	Tuesday, 2 June 2026 at 9:15am

Effective date of the Schemes	Wednesday, 3 June 2026

Last date of trading of Nova Minerals shares on ASX	Wednesday, 3 June 2026

Last date of trading – OTC Shares, ADSs and Listed Warrants on Nasdaq	Wednesday, 3 June 2026 (New York time)

Admission of US Holdco CDIs on ASX	Wednesday, 3 June 2026

Record date for determining entitlements to the Share Scheme consideration and Warrant Scheme consideration	Tuesday, 9 June 2026

Implementation date for the Schemes	Tuesday, 16 June 2026

Delisting of Nova Minerals from the official list of ASX	Tuesday, 16 June 2026

Admission of US Holdco on NYSE	Tuesday, 16 June 2026 (New York time)

Anticipated trading of US Holdco CDIs on a normal settlement basis on ASX	Wednesday, 17 June 2026

First day of quotation of US Holdco Shares and US Holdco Listed Warrants on NYSE	Expected to commence promptly following the Implementation Date

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This announcement has been authorised for release by the Company Secretary, Ian Pamensky.

For further information regarding Nova Minerals Limited, please visit the Company’s website (www.novaminerals.com.au).

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Investor Relations and Media E: annalise.batchelor@sodali.com M: + 61 432 312 807	Cameron Gilenko Investor Relations and Media E: cameron.gilenko@sodali.com M: +61 466 984 943

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a U.S. domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralised trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

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Disclosure of Proxy Votes Nova Minerals Limited Scheme of Arrangement Friday, 29 May 2026	GPO Box 5193, Sydney, NSW 2001 P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world) F +61 (0)2 8583 3040 E hello@automic.com.au ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

			Proxy Votes				Poll Results (if applicable)			Results
Resolution	Decided by Show of Hands (S) or Poll (P)	Total Number of Proxy Votes exercisable by proxies validly appointed	FOR	AGAINST	ABSTAIN	PROXY’S DISCRETION	FOR	AGAINST	ABSTAIN	OUTCOME
1 That, pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed between Nova and the holders of its ordinary shares as contained in and more particularly described in the Scheme Booklet of which the Notice forms part, is approved, and the directors of Nova are authorised to agree to such alterations or conditions as are thought fit by the Court, and subject to approval by the Court, to implement the Share Scheme with any such alterations or conditions.	P	93,618,361	92,053,356 98.33%	1,048,520 1.12%	456,037	516,485 0.55%	92,431,941 98.88%	1,048,520 1.12%	456,037	Carried

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Disclosure of Proxy Votes – Warrant Scheme

Nova Minerals Limited
Warrant Scheme of Arrangement
Friday, 29 May 2026

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to the resolution put to the Warrant Scheme Meeting.

Voting Results (on the basis of beneficial holder instructions)

Resolution		FOR	AGAINST	ABSTAIN	Outcome
That, pursuant to and in accordance with section 411 of the Corporations Act, the warrant scheme of arrangement proposed between Nova and the holders of its listed warrants as contained in and more particularly described in the Scheme Booklet of which the Notice forms part, is approved, and the directors of Nova are authorised to agree to such alterations or conditions as are thought fit by the Court, and subject to approval by the Court, to implement the Warrant Scheme with any such alterations or conditions.	Warrants	57,247 (99.89%)	63 (0.10%)	1	Pending Second Court Hearing Orders*
	Beneficial holders of Warrants	Beneficial holders of Warrants	90 (10.69%) (including joint beneficial holder accounts)	-

*Subject to approval at the Second Court Hearing.

Note: As Cede & Co is the sole registered Warrant Holder and holds warrants as a bare nominee for The Depositary Trust & Clearing Corporation (DTC), the beneficial holder account voting instructions cast at the meeting are shown.

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